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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

eTelecare Global Solutions, Inc.
(Name of Subject Company (Issuer))

Ayala Corporation Azalea International Venture Partners Limited LiveIt Investments Limited NewBridge International Investment Ltd.	PEP VI International Ltd. Providence Equity GP VI International L.P. Providence Equity Partners VI International L.P.
EGS Luxco S.àr.l. EGS Dutchco B.V. EGS Corp. EGS Acquisition Corp. EGS Acquisition Co LLC
(Names of Filing Persons (Offeror))

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)

CUSIP No. 29759R102
(CUSIP Number of Class of Securities)

Fred J. Franklin c/o Providence Equity Partners Inc. 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903 USA (401) 751-0536	Alfredo I. Ayala c/o Ayala Corporation 32/F Tower One & Exchange Plaza, Ayala Avenue Makati City, Metro Manila, Philippines 1226 +63 (2) 916-5670
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

COPY TO:

Akiko Mikumo Peter Feist Weil, Gotshal & Manges LLP 29/F, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3476-9000 Fax: +852 3015-9354	John K. Knight Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 USA Telephone: (212) 450-4000 Fax: (212) 450-3597	Maria Teresa D. Mercado-Ferrer SyCip Salazar Hernandez & Gatmaitan SSHG Law Centre, 105 Paseo de Roxas Makati City 1226 Philippines Telephone: +63 (2) 817-9811 Fax: +63 (2) 817-3896

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$266,816,151	$10,486
*
Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding common shares, par value PhP2.00 per share ("Common Shares"), and American Depository Shares, each representing one Common Share ("ADSs" and together with Common Shares, the "Shares") of eTelecare Global Solutions, Inc., a Philippine corporation (the "Company"), at a purchase price of $9.00 per share (the "Offer Price"). As of September 30, 2008, there were: (i) 29,646,239 Common Shares outstanding (which includes 10,557,821 Common Shares underlying ADSs) and (ii) 10,557,821 ADSs outstanding. The calculation of the transaction valuation assumes the purchase of 29,646,239 Shares.

**
The filing fee was calculated in accordance with Rule 0-11 under the United States Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

          ☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,486
Filing Parties: Ayala Corporation; Azalea International Venture
Partners Limited; LiveIt Investments Limited;
NewBridge International Investment Ltd.;
PEP VI International Ltd.; Providence Equity GP VI International L.P.;
Providence Equity Partners VI International L.P.; EGS Acquisition Co LLC
Form or Registration No.: Schedule TO	Date Filed: November 10, 2008

          ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1. ☐ Issuer tender offer subject to Rule 13e-4.	☒ going-private transaction subject to Rule 13e-3. ☒ amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 2 ("Amendment No. 2") filed under cover of Schedule TO and Schedule 13E-3 amends and supplements the Tender Offer Statement, Rule 13E-3 Transaction Statement and Amendment No. 3 to Schedule 13D filed under cover of Schedule TO (which collectively constitutes the "Schedule TO") with the United States Securities and Exchange Commission (the "United States SEC") on November 10, 2008, as each was amended by Amendment No. 1 thereto filed on November 25, 2008, by (1) EGS Acquisition Co LLC, a Delaware limited liability company (the "Purchaser"); (2) Ayala Corporation, a Philippine corporation ("Ayala"); (3) Azalea International Venture Partners Limited, a British Virgin Islands company and direct subsidiary of Ayala ("Azalea"); (4) LiveIt Investments Limited, a British Virgin Islands company and direct subsidiary of Azalea ("LiveIt"); (5) NewBridge International Investment Ltd., a British Virgin Islands company and a direct subsidiary of LiveIt ("NewBridge" and, together with Ayala, Azalea and LiveIt, the "Ayala Entities"); (6) Providence Equity Partners VI International L.P., an exempted limited partnership registered in the Cayman Islands ("Providence VI"); (7) Providence Equity GP VI International L.P., an exempted limited partnership registered in the Cayman Islands, and sole general partner of Providence VI ("Providence GP"); and (8) PEP VI International Ltd., an exempted company incorporated in the Cayman Islands with limited liability, and sole general partner of Providence GP ("PEP VI" and, together with Providence GP and Providence VI, the "Providence Entities," and collectively, the Purchaser, the Ayala Entities, the Providence Entities, EGS Luxco S.àr.l., EGS Dutchco B.V., EGS Corp. and EGS Acquisition Corp. constitute the "Filing Persons").

        The information relating to the Offer set forth in the Offer to Purchase, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein, including all schedules thereto, which is hereby expressly incorporated by reference.

Item 1.    Summary Term Sheet

        Item 1 of the Schedule TO is hereby amended and supplemented as follows:

        Restating the second sentence in the paragraph to the right of "The Purchaser" in the Offer to Purchase under "Summary Term Sheet" as follows:

  Pursuant to that certain Designation Agreement, dated December 8, 2008, between EGS and EGS Acquisition Corp., a newly-formed Philippine corporation, which is indirectly owned by the same affiliates of Providence and Ayala as EGS (the "Philippine Purchaser"), EGS assigned all its rights and obligations with respect to the Offer to the Philippine Purchaser.

        Restating the second paragraph of the Offer to Purchase under "Summary Term Sheet—Who is the Purchaser?" as follows:

  Pursuant to that certain Designation Agreement, dated December 8, 2008, between EGS and EGS Acquisition Corp., a newly-formed Philippine corporation, which is indirectly owned by the same affiliates of Providence and Ayala as EGS (the "Philippine Purchaser"), EGS assigned all its rights and obligations with respect to the Offer to Philippine Purchaser. Such assignment by EGS of its rights and obligations to the Philippine Purchaser to purchase Shares under the Offer does not relieve EGS of any of its obligations to the holders of Common Shares and ADSs who have tendered their Shares in the Offer. The formation of the Philippine Purchaser, which does not affect tendering stockholders in the Offer, was undertaken by affiliates of Ayala and Providence as part of the overall structure for the transaction and for corporate law and tax reasons, including to facilitate a possible merger of the Company described in this Offer to Purchase. As used herein, references to the "Purchaser" means EGS and/or the Philippine Purchaser, as applicable. See "THE OFFER—Section 10. Certain Information Concerning the Purchaser."

Item 3.    Identity and Background of Filing Persons

        Item 3 of the Schedule TO has been further amended and supplemented by restating paragraph six of the Offer to Purchase as follows:

  Pursuant to that certain Designation Agreement, dated December 8, 2008, between EGS and EGS Acquisition Corp., a newly-formed Philippine corporation, which is indirectly owned by the same affiliates of Providence and Ayala as EGS (the "Philippine Purchaser"), EGS assigned all its rights and obligations with respect to Offer to the Philippine Purchaser. Such assignment by EGS of its rights and obligations to the Philippine Purchaser to purchase Shares under the Offer does not relieve EGS of any of its obligations to the holders of Common Shares and ADSs who have tendered their Shares in the Offer. As used herein, references to the "Purchaser" mean EGS Acquisition Co LLC and/or the Philippine Purchaser, as applicable.

        Item 3 of the Schedule TO is hereby amended and supplemented by amending and supplementing the first paragraph of the Offer to Purchase under "The Introduction" by deleting "commisions" and replacing it with "commissions".

        Item 3 of the Schedule TO has been further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Introduction" by restating the penultimate paragraph as follows:

  Pursuant to that certain Designation Agreement between EGS and EGS Acquisition Corp., a newly-formed Philippine corporation, which is indirectly owned by the same affiliates of Providence and Ayala as EGS (the "Philippine Purchaser"), dated December 8, 2008, EGS assigned all its rights and obligations with respect to the Offer to Philippine Purchaser. Such assignment by EGS of its rights and obligations to the Philippine Purchaser to purchase Shares under the Offer does not relieve EGS of any of its obligations to the holders of Common Shares and ADSs who have tendered their Shares in the Offer. The formation of the Philippine Purchaser, which does not affect tendering stockholders in the Offer, was undertaken by affiliates of Ayala and Providence as part of the overall structure for the transaction and for corporate law and tax reasons, including to facilitate a possible merger of the Company described in this Offer to Purchase. As used herein, references to the "Purchaser" mean EGS and/or the Philippine Purchaser, as applicable.

        Item 3 of the Schedule TO has been further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 2. Acceptance for Payment and Payment for Tendered Shares by the Purchaser—Transfers and Assignments" by restating the last two sentences of the last paragraph as follows:

  As disclosed herein, EGS assigned its right to purchase the Shares tendered in the Offer to Philippine Purchaser. As such, the Purchaser will file an amended Philippine SEC Form 19-1 with Philippine SEC and filed an amended Schedule TO with the United States SEC dated December 9, 2008, which reflects such assignment.

        Item 3 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 10. Certain Information Concerning the Purchaser" as follows:

  Restating the first full paragraph of such Section as follows:

  The Purchaser.    EGS was formed for the purpose of entering into the Acquisition Agreement and making the Offer. EGS is jointly owned by affiliates of Ayala and Providence. As disclosed herein, EGS assigned its right to purchase the Shares tendered in the Offer to the Philippine Purchaser. Such assignment by EGS of its rights and obligations to the Philippine Purchaser to purchase Shares under the Offer does not relieve EGS of any of its obligations to the holders of Common Shares and ADSs who have tendered their Shares in the Offer. The Philippine Purchaser is owned by Philippine Topco (as defined below), which is owned by Dutchco (as defined below), which in turn is owned by Luxco (as defined below). The formation of the Philippine Purchaser, which does not affect tendering stockholders in the Offer, was undertaken by affiliates of Ayala and Providence as part of the overall structure for the transaction and for corporate law and tax reasons, including to facilitate a possible merger of the Company described in this Offer to Purchase.

        Item 3 of the Schedule TO is hereby further amended and supplemented by amending and supplementing Schedule A to the Offer to Purchase as follows:

  Amending and supplementing the preamble of Schedule A by (i) deleting "of the intended directors and executive officers of" in first sentence of the preamble to Schedule A, (ii) deleting "*" at the end of the first sentence to the preamble and (iii) deleting "* The Philippine Purchaser is a Philippine corporation still to be formed as of the date of this Offer to Purchase." at the end of such preamble.

  Amending and restating the title of "Directors and Executive Officers of Philippine Purchaser" to "Directors and Executive Officers of EGS Acquisition Corp." and replacing "the Philippine Purchaser" in the preamble immediately following such title to "EGS Acquisition Corp."

Item 6.    Purposes of the Transaction and Plans or Proposals.

        Item 6 of the Schedule TO has been amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer" by restating the third sentence of the first paragraph of such Section as follows:

  Pursuant to that certain Designation Agreement, dated December 8, 2008, between EGS and the Philippine Purchaser, EGS assigned all its rights and obligations with respect to the Offer to the Philippine Purchaser.

Item 7.    Source and Amount of Funds or Other Consideration.

        Item 7 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Section 4. Effects of the Offer—Debt Obligations of the Company following the Offer" by replacing the third sentence in the fourth paragraph with the following sentence:

  If no bank financing is obtained, the amount of any bridge loan or loans may be up to approximately $160 million, and in the event that bank financing is obtained, the amount of any bridge loan or loans is expected to be reduced by the amount of any bank financing.

        Item 7 of the Schedule TO has been further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Section 8. Related Party Transactions; Certain Transactions Between the Purchaser and Its Affiliates and the Company—Potential Debt Financing" by replacing the third sentence in the second paragraph with the following sentence:

  If no bank financing is obtained, the amount of any bridge loan or loans may be up to approximately $160 million, and in the event that bank financing is obtained, the amount of any bridge loan or loans is expected to be reduced by the amount of any bank financing.

        Item 7 of the Schedule TO has been further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 11. Source and Amount of Funds—Equity Commitments" by replacing the second sentence in the last paragraph with the following sentence:

  If no bank financing is obtained, the amount of any bridge loan or loans may be up to approximately $160 million, and in the event that bank financing is obtained, the amount of any bridge loan or loans is expected to be reduced by the amount of any bank financing.

Item 11.    Additional Information.

        Item 11 of the Schedule TO has been amended and supplemented by amending and supplementing the information set forth in the Application to Sell Common Shares to include a legend in bold typeface that states the following: "The Purchaser does not view the certification made by security holders that they understand or recognize the Offer materials as a waiver of liability and the Purchaser agrees not to assert that this provision constitutes a waiver of liability."

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(O)	Amendment to the Philippine SEC Form 19-1 and Exhibits.
(d)(8)	Designation Agreement between EGS Acquisition Co LLC and EGS Acquisition Corp. dated as of December 8, 2008.
(d)(9)	Joint Filing Agreement dated as of December 9, 2008.

Item 13.   Information Required by Schedule 13E-3.

Schedule 13E-3, Item 3. Identity and Background of Filing Persons.

        The information incorporated by reference into Item 13 of Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 3, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

Schedule 13E-3, Item 10. Source and Amount of Funds or Other Consideration.

        The information incorporated by reference into Item 13 of Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 7, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

Schedule 13E-3, Item 13. Financial Statements.

        Item 13 of the Schedule TO has been further amended and supplemented by deleting paragraph five in the Offer to Purchase under "The Offer—Section 8. Price Range of Common Shares and ADSs."

        Item 13 of the Schedule TO has been further amended and supplemented by the information set forth in the Offer to Purchase under "The Offer—Section 9. Certain Information Concerning the Company," as follows:

        Adding the following paragraph:

  The Company has never paid any dividends on Common Shares. The Company's net book value as of September 30, 2008 is $133,899,000. The net book value of the Company per share as of September 30, 2008, calculated by dividing stockholders' equity by the number of Shares outstanding at such date, was $4.52.

v

Schedule 13E-3, Item 16. Exhibits.

Exhibit No.	Description
(a)(1)(O)	Amendment to the Philippine SEC Form 19-1 and Exhibits.
(d)(8)	Designation Agreement between EGS Acquisition Co LLC and EGS Acquisition Corp. dated as of December 8, 2008.
(d)(9)	Joint Filing Agreement dated as of December 9, 2008.

Schedule 13D, Item 7. Material to be filed as Exhibits.

Exhibit	Description	Location
(d)(8)	Designation Agreement between EGS Acquisition Co LLC and EGS Acquisition Corp. dated as of December 8, 2008.	Filed Herewith
(d)(9)	Joint Filing Agreement dated as of December 9, 2008.	Filed Herewith

CUSIP No. 29759R102	Page 1 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Acquisition Co LLC (IRS Identification No.: 26-3388620)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially		7.	Sole Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Owned by
Each Reporting		8.	Shared Voting Power 0
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity Partners VI International L.P. (IRS Identification No.: 20-8419018)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity GP VI International L.P. (IRS Identification No.: 20-8418961)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 4 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEP VI International Ltd. (IRS Identification No.: 20-8418823)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC (control person)

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

x

CUSIP No. 29759R102	Page 5 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ayala Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Republic of the Philippines

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC (Control Person)

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 6 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Azalea International Venture Partners Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 7 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LiveIt Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 8 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NewBridge International Investment Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 9 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Luxco S.àr.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
These Shares have not been purchased by the Reporting Persons. EGS Acquisition Co LLC's right to acquire Shares of the Company tendered into the Offer pursuant to the Offer to Purchase dated November 10, 2008 has been assigned to EGS Acquisition Corp. The Shares reported herein include the 19,204,046 Shares of the Company subject to the Support Agreements further described herein.

CUSIP No. 29759R102	Page 10 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Dutchco B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
These Shares have not been purchased by the Reporting Persons. EGS Acquisition Co LLC's right to acquire Shares of the Company tendered into the Offer pursuant to the Offer to Purchase dated November 10, 2008 has been assigned to EGS Acquisition Corp. The Shares reported herein include the 19,204,046 Shares of the Company subject to the Support Agreements further described herein.

CUSIP No. 29759R102	Page 11 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Philippines

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
These Shares have not been purchased by the Reporting Persons. EGS Acquisition Co LLC's right to acquire Shares of the Company tendered into the Offer pursuant to the Offer to Purchase dated November 10, 2008 has been assigned to EGS Acquisition Corp. The Shares reported herein include the 19,204,046 Shares of the Company subject to the Support Agreements further described herein.

CUSIP No. 29759R102	Page 12 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Philippines

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting Person		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
With
		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
These Shares have not been purchased by the Reporting Persons. EGS Acquisition Co LLC's right to acquire Shares of the Company tendered into the Offer pursuant to the Offer to Purchase dated November 10, 2008 has been assigned to EGS Acquisition Corp. The Shares reported herein include the 19,204,046 Shares of the Company subject to the Support Agreements further described herein.

 SIGNATURES

        After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2008

EGS ACQUISITION CO LLC
/s/ R. DAVIS NOELL Name: R. Davis Noell Title: Vice President
/s/ SOLOMON M. HERMOSURA Name: Solomon M. Hermosura Title: Vice President

AYALA CORPORATION
/s/ RENATO O. MARZAN Name: Renato O. Marzan Title: Managing Director

AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED
/s/ RENATO O. MARZAN Name: Renato O. Marzan Title: Company Secretary

LIVEIT INVESTMENTS LIMITED
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Chief Executive Officer

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Chairman

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
By: Providence Equity GP VI International L.P., its sole general partner
By: PEP VI International Ltd., its sole general partner
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
By: PEP VI International Ltd., its sole general partner
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

PEP VI INTERNATIONAL LTD.
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

EGS LUXCO S.ÀR.L.
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Manager and Chief Financial Officer

EGS DUTCHCO B.V.
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Director

EGS CORP.
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Director and President

EGS ACQUISITION CORP.
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Director and President

 EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)+^	Offer to Purchase, dated November 10, 2008.
(a)(1)(B)^	Form of Application to Sell Common Shares.
(a)(1)(C)^	Form of Letter to PSE Brokers for Holders of Common Shares.
(a)(1)(D)^	Form of Letter to Holders of Common Shares.
(a)(1)(E)+	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(F)+	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Holders of ADSs.
(a)(1)(G)+	Form of Letter to Clients Regarding Holders of ADSs.
(a)(1)(H)	Form of Newspaper Advertisement, to be published in the The Wall Street Journal on November 10, 2008.
(a)(1)(I)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 11, 2008 and November 12, 2008.
(a)(1)(J)	Press Release, dated November 10, 2008.
(a)(1)(K)*	Joint Press Release, dated September 19, 2008.
(a)(1)(L)**	Press Release, dated September 22, 2008.
(a)(1)(M)***	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008.
(a)(1)(N)^	Philippine SEC Form 19-1 and Exhibits.
(a)(1)(O)^^	Amendment to Philippine SEC Form 19-1 and Exhibits.
(b)	Not applicable.
(c)	Letter from Financial Advisor to the Philippine SEC regarding Purchaser, dated November 10, 2008.
(d)(1)
Acquisition Agreement by and between the Company and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 2.1 attached to the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008 with the United States SEC, and incorporated herein by reference).
(d)(2)****	First Amendment to Acquisition Agreement by and between the Company and the Purchaser, dated as of November 9, 2008.
(d)(3)
Support Agreement by and between NewBridge and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).
(d)(4)
Form of Support Agreement by and between the other stockholders and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).

Exhibit	Exhibit Name
(d)(5)	Equity Commitment Letter of Providence Equity Partners VI International L.P., dated September 19, 2008 (filed as Exhibit D to the Schedule 13D filed by the Purchaser with the United States SEC on September 29, 2008, and incorporated herein by reference).
(d)(6)
Equity Commitment Letter of NewBridge International Investment Ltd., dated September 19, 2008 (filed as Exhibit 7.02 to the Schedule 13D filed by Ayala with the United States SEC on September 22, 2008, and incorporated herein by reference).
(d)(7)*****	Joint Filing Agreement dated November 25, 2008.
(d)(8)^^	Designation Agreement between EGS Acquisition Co LLC and EGS Acquisition Corp. dated as of December 8, 2008.
(d)(9)^^	Joint Filing Agreement dated as of December 9, 2008.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on September 19, 2008.
**	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on September 22, 2008.
***	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on November 7, 2008.
****	Previously filed with the United States SEC on the Schedule TO filed by the Purchaser on November 10, 2008.
*****	Previously filed with the United States SEC on the Schedule TO filed by the Purchaser on November 25, 2008.
+	Indicates information mailed to holders of ADSs.
^	Indicates information mailed to holders of Common Shares.
^^	Filed Herewith.

QuickLinks

  Item 1. Summary Term Sheet
  Item 3. Identity and Background of Filing Persons
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX